OMB APPROVAL

OMB Number:                    3235-0167
Expires:                    October 31, 2007
Estimated average burden
hours per response                        1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-50325
Dreyer’s Grand Ice Cream Holdings, Inc.

(Exact name of registrant as specified in its charter)
5929 College Avenue, Oakland, California, 94618 (510) 652-8187

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Callable Puttable Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: -0-.

     On January 17, 2006, all outstanding shares of the Registrant’s Class A Callable Puttable Common Stock, $0.01 par value (the “Class A Shares”), were automatically converted into shares of the Registrant’s Class B Common Stock in accordance with the Registrant’s Amended and Restated Certificate of Incorporation. Accordingly, as of the date hereof there are no holders of record of Class A Shares.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dreyer’s Grand Ice Cream Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DREYER’S GRAND ICE CREAM HOLDINGS, INC.
DATE: January 17, 2006	By:	/s/ Mark LeHocky
Mark LeHocky
Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.